UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2021

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-236064, and 333-249063), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 11, 2021, Can-Fite BioPharma Ltd. (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with an institutional investor providing for the issuance of (i) 57,000,000 ordinary shares represented by 1,900,000 American Depositary Shares (“ADSs”), and (ii) a pre-funded warrant to purchase up to an aggregate of 93,000,000 ordinary shares represented by 3,100,000 ADSs, in a registered direct offering at an offering price of $2.00 per ADS and $1.999 per pre-funded warrant, for aggregate gross proceeds of approximately $10 million. Each ADS represents thirty (30) ordinary shares, par value NIS 0.25 per share, of the Company. The offering is expected to close on or about August 16, 2021, subject to the satisfaction of customary closing conditions.

In addition, under the Purchase Agreement, the investor will receive unregistered warrants to purchase up to an aggregate of 150,000,000 ordinary shares represented by 5,000,000 ADSs at an exercise price of $2.00 per ADS. The warrants will be immediately exercisable and will expire three years following the effectiveness of an initial resale registration statement registering the ordinary shares (or the ADSs) issuable upon the exercise of the warrants. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

Each pre-funded warrant is exercisable for one ADS at an exercise price of $0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 90 days following the closing of the offering, subject to certain customary exceptions. In addition, the Purchase Agreement provides that for a period of thirteen months following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement, except that upon the completion of the 90 days restrictive period, the Company may enter into and effect sales pursuant to an at–the-market offering facility with H.C. Wainwright & Co., LLC (the “Placement Agent”).

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company is also a party to a letter agreement (the “Placement Agent Agreement”) with the Placement Agent, pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company has agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the aggregate gross proceeds, a management fee equal to 1.0% of the aggregate gross proceeds, a non-accountable expense allowance of $75,000 and clearing expenses of $15,950. The Placement Agent will also receive placement agent warrants on substantially the same terms as the investors in the offering in an amount equal to 7.0% of the aggregate number of ADSs sold in the offering (or warrants to purchase up to an aggregate of 350,000 ADSs), at an exercise price of $2.50 per ADSs and a term expiring on the earlier of (i) the third-year anniversary of the date on which an initial resale registration statement registering the ordinary shares (or the ADSs) issuable upon the exercise of the warrants becomes effective and (ii) August 11, 2026. Upon any exercise of the unregistered warrants issued to the investor for cash, the Company agreed to pay the Placement Agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of such warrants and placement agent warrants to purchase up to 7.0% of the number of ordinary shares issuable upon the cash exercise of the unregistered warrants.

The ADSs and the underlying ordinary shares to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of August 11, 2021 which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-249063) (the “Registration Statement”), which became effective on October 9, 2020, and the base prospectus dated as of October 9, 2020 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The warrants, the placement agent warrants and the ADSs and ordinary shares underlying the warrants and placement agent warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants, the placement agent warrants and the ADSs and ordinary shares underlying the warrants and the placement agent warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the warrants, the placement agent warrants and underlying ADSs and ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Purchase Agreement, the pre-funded warrants, the warrants and the placement agent warrants are subject to, and qualified in their entirety by the complete text of such documents attached hereto as Exhibits 10.1, 10.2, 10.3, and 10.4, respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

Copies of the opinions of Doron Tikotzky Kantor Gutman, Nass & Amit Gross and McDermott Will & Emery LLP relating to the securities are attached as Exhibits 5.1 and 5.2, respectively.

The Company previously announced the offering in a press release issued on August 12, 2021, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about August 16, 2021. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Doron Tikotzky Kantor Gutman, Nass & Amit Gross

5.2	Opinion of McDermott Will & Emery LLP

10.1	Form of Securities Purchase Agreement dated as of August 11, 2021 between Can-Fite BioPharma Ltd. and the investor listed therein

10.2	Form of Pre-Funded Warrant to be issued by Can-Fite BioPharma Ltd. on August 16, 2021

10.3	Form of Warrant to be issued by Can-Fite BioPharma Ltd. on August 16, 2021

10.4	Form of Placement Agent Warrant to be issued by Can-Fite BioPharma Ltd. on August 16, 2021

23.1	Consent of Doron Tikotzky Kantor Gutman, Nass & Amit Gross (contained in Exhibit 5.1)

23.2	Consent of McDermott Will & Emery LLP (contained in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: August 16, 2021	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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